UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One:)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from to
Commission File Number: 000-19720
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ABAXIS 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
ABAXIS, INC.
3240 Whipple Road
Union City, California 94587

Abaxis 401(K) Plan

Report of independent Registered Public Accounting Firm
To Participants and Administrator of the
Abaxis 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Abaxis 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Burr Pilger Mayer, Inc.

BURR PILGER MAYER, INC.
San Francisco, California
June 18, 2010

ABAXIS 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008

Assets:
Investments, at fair value	$9,511,697	$6,323,808
Participant loans	130,790	69,648

Assets held for investment purposes	9,642,487	6,393,456

Employer contribution receivable	109,603	—

Total assets	9,752,090	6,393,456

Liabilities — Benefits claims payable	45,346	44,485

Net assets available for benefits	$9,706,744	$6,348,971

The accompanying notes are an integral part of these financial statements.

ABAXIS 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2009

Additions:
Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$2,034,840
Interest, dividend and other income	6,016

Total investment income	2,040,856

Contributions:
Participants	1,271,907
Employer, net of forfeitures of $6,000	294,326
Rollovers	183,388

Total contributions	1,749,621

Total additions	3,790,477

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	408,489
Administrative expenses	24,215

Total deductions	432,704

Net increase	3,357,773

Net assets available for benefits at:
Beginning of year	6,348,971

End of year	$9,706,744

The accompanying notes are an integral part of these financial statements.

Abaxis 401(K) Plan
Notes to Financial Statements

1.	The Plan and its Significant Accounting Policies
General
The following description of the Abaxis 401(k) Plan (formerly, the Abaxis Tax Deferral Savings Plan), (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan is a defined contribution plan containing a cash deferred arrangement described in Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan was established on December 1, 1990 by Abaxis, Inc. (the “Company”) to provide benefits to eligible employees, as defined in the Plan document. The Plan is currently designed to be qualified under the applicable requirements of the IRC, as amended, and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Administration
The Company has contracted with Pension Specialists, Inc., a third-party-administrator to process and maintain the participant accounts. TD AMERITRADE Trust Company (“TD AMERITRADE”) serves as the trustee and custodian of Plan assets effective July 31, 2008. Substantially all expenses incurred for administering the Plan are paid by the Plan.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and ERISA. Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts. No adjustment to contract value was disclosed as fair value approximated contract value as of December 31, 2009 and 2008.

Abaxis 401(K) Plan
Notes to Financial Statements

1.	The Plan and its Significant Accounting Policies, continued
Recent Accounting Standards
In April 2009, the Financial Accounting Standards Board (“FASB”) issued additional guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not considered orderly. The additional guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this provision had no material impact to the Plan’s financial statements.
In May 2009, the FASB issued guidance addressing the accounting for and disclosure requirements of events or transactions that occur after the balance sheet date, but before the financial statements are issued. The Plan adopted the guidance as of December 31, 2009, as it was effective for interim and annual periods ending after June 15, 2009. In February 2010, the FASB issued accounting guidance that, among other things, requires management to evaluate subsequent events through the date the financial statements are issued with the Securities and Exchange Commission (“SEC”) and no longer requires that a SEC filer disclose the date through which subsequent events have been reviewed. The adoption of these amendments had no material impact to the Plan’s financial statements.
In June 2009, the FASB also issued guidance related to the FASB Accounting Standards Codification (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”). This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are prepared in conformity with GAAP in the United States of America. This statement replaces prior guidance related to the hierarchy of GAAP and establishes the FASB ASC as the source of authoritative accounting principles by the FASB. Rules and interpretative releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for all SEC registrants. The adoption of this guidance did not have any impact on the Plan’s financial statements.
In January 2010, the FASB released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures. The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. The guidance is not expected to materially impact the Plan’s current fair value disclosures.

Abaxis 401(K) Plan
Notes to Financial Statements

1.	The Plan and its Significant Accounting Policies, continued
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (“exit price”) in an orderly transaction between market participants at the measurement date. ASC 820, “Fair Value Measurements and Disclosures,” establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.
Level 3: Unobservable inputs that are supported by little or no market data and require the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured and recorded at fair value on a recurring basis, as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced funds	$1,594,610	$—	$—	$1,594,610
Blend funds	2,837,431	—	—	2,837,431
Fixed Income funds	925,331	—	—	925,331
Growth funds	1,096,024	—	—	1,096,024
Value funds	572,129	—	—	572,129
Others	57,517	—	—	57,517

Total mutual funds	7,083,042	—	—	7,083,042
Money market funds	45,354	—	—	45,354
Unitized managed account	1,226,154	—	—	1,226,154
Common/collective trust funds	—	1,157,147	—	1,157,147
Participant loans	—	—	130,790	130,790

Total assets held for investment at fair value	$8,354,550	$1,157,147	$130,790	$9,642,487

Abaxis 401(K) Plan
Notes to Financial Statements

1.	The Plan and its Significant Accounting Policies, continued
Fair Value Measurements, continued

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$4,531,460	$—	$—	$4,531,460
Money market funds	91,713	—	—	91,713
Unitized managed account	829,618	—	—	829,618
Common/collective trust funds	—	871,017	—	871,017
Participant loans	—	—	69,648	69,648

Total assets held for investment at fair value	$5,452,791	$871,017	$69,648	$6,393,456

The Plan’s valuation methodology used to measure the fair values of money market funds, mutual funds, and the unitized managed account were derived from quoted market prices, as substantially all of these instruments have active markets. Participant loans are valued at amortized cost, which approximated their fair values at December 31, 2009 and 2008.
Common/collective trust funds are valued at fair value by discounting the related cash flows based on current yields.
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Level 3 Assets
Participant
Loans

Balance at January 1, 2009	$69,648
Issuances, repayments, and settlements — net	61,142

Balance at December 31, 2009	$130,790

There were no Plan assets and liabilities measured and recorded at fair value on a non-recurring basis.

Abaxis 401(K) Plan
Notes to Financial Statements

1.	The Plan and its Significant Accounting Policies, continued
Forfeitures
Forfeitures of nonvested Plan sponsor contributions are used to reinstate any former participant account balance, reduce any matching and/or profit sharing contributions, or may be used to pay Plan expenses.
Forfeitures of nonvested account balances for the years ended December 31, 2009 and 2008 amounted to approximately $9,000 and $10,000, respectively. Forfeitures used to reduce employer matching contributions during the year ended December 31, 2009 amounted to approximately $6,000.
Investments
At December 31, 2009, investments of the Plan were held by TD AMERITRADE, and invested based solely upon instructions received from participants.
The Plan’s investments are in money market funds, mutual funds, a unitized managed account, common/collective trust funds and participant loans. The unitized managed account consists of the Company’s common stock and cash equivalents. The Company’s common stock in the unitized managed account are not actually owned by the participants, rather a participant owns an interest in the account. Participant loans are stated at cost which approximates fair value.
The Plan’s investment contract accounts with MetLife Stable Value Fund are fully benefit-responsive and, therefore, have been reported in the financial statements at contract value. The fair value of the Plan’s investment contract account approximates the contract value at December 31, 2009 and 2008.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other plan sponsor events that cause a significant withdrawal from the Plan, or (4) the failure of the trust transaction exemption under ERISA. The Plan Administrative Committee does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.
The average yield on investment contract accounts for the years ended December 31, 2009 and 2008 were 3.42% and 3.82%, respectively. The average crediting interest rates for the respective years were 3.36% and 4.62%.

Abaxis 401(K) Plan
Notes to Financial Statements

1.	The Plan and its Significant Accounting Policies, continued
Participant Contributions
Participants may elect to have the Company contribute a portion of their eligible pre-tax compensation, not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.
Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provision.
Effective October 1, 2008, the Plan includes an Automatic Contribution Arrangement (“ACA”). Under the ACA provisions of the Plan, participants are automatically enrolled for a 3% payroll deferral per pay period. These contributions are defaulted into the Vanguard Target Retirement Funds based on the employee’s age, absent an investment fund election. Participants have the right to elect not to have the automatic deferrals withheld, and participants also have the right to elect to defer a different percentage.
Participants in the Plan may also elect to make after-tax salary deferral contributions to Roth accounts.
Employer Contributions
The Company may make discretionary matching contributions and discretionary profit sharing contributions as defined by the Plan and as approved by the Board of Directors. In 2009, the Company matched 50% of each eligible participant’s contributions up to a maximum of 5% and 2.5% of the participant’s eligible compensation on a quarterly basis, respectively. During 2009, the Company made the matching contributions for the second, third, and fourth quarters of the year. There was no discretionary matching contribution made for the first quarter of 2009. No discretionary profit sharing contribution was made in 2009.
Vesting
Participants are immediately vested with respect to their contributions, plus actual earnings thereon. Participants vest in the Plan sponsor’s discretionary matching and profit sharing contributions at a rate of 25% per year, and become fully vested after four years of credited service.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Plan earnings or losses, and an allocation of the Company’s contributions, if any. Allocation of the Company’s contribution is based on participant contributions and compensation as defined by the Plan.

Abaxis 401(K) Plan
Notes to Financial Statements

1.	The Plan and its Significant Accounting Policies, continued
Payment of Benefits
The Plan provides for the payment of benefits to the participant (or, if applicable, the beneficiary) upon normal retirement (age 60), termination of service, death, or disability. Participants are entitled to the vested portion of their account balance. In-service distributions are also available for participants who have attained age 55 and have completed five years of service, or who qualify for financial hardship. Participants will receive their distributions in the form of a lump-sum in cash. Terminated participants with an account balance that does not exceed $5,000 are entitled to a lump-sum distribution within a reasonable time after terminated employment.
Loans to Participants
The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at 2% above the prime rate and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence, in which case it may be longer. The specific terms and conditions of such loans are established by the Company. Outstanding loans at December 31, 2009 carry interest rates ranging from 5.25% to 10.25%.
Benefit Claims Payable
Benefit claims payable represents amounts due to participants who had elected to withdraw from the Plan and requested payments of benefits, but which had not yet been paid. The benefit claims payable were stated at its carrying value, which approximates fair value due to its short maturity.
Administrative Expenses
Administrative fees in the amount of $24,215 for the year ended December 31, 2009, reflected in the Statement of Changes in Net Assets Available for Benefits, represent fees for investment advisory, management fees, and record-keeping and are paid directly by the Plan.
Income Taxes
The Plan uses a volume submitter plan document sponsored by Pension Specialists, Inc. Pension Specialists, Inc. received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008, which states that the volume submitter plan document satisfies the applicable provisions of the IRC. The Plan’s administrator believes that it can rely on such opinion letter and needs not apply for a determination letter from the IRS. The Plan’s administrator also believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Abaxis 401(K) Plan
Notes to Financial Statements

1.	The Plan and its Significant Accounting Policies, continued
Risk and Uncertainties
The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, the Company’s common stock held in the unitized managed account is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rate, or other factors will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
2.	Related Party and Party-In-Interest Transactions
Certain Plan investments are managed by TD AMERITRADE, the trustee and asset custodian of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
The employer’s discretionary matching contribution is invested in the Company’s common stock or cash, as elected by the Company’s Board of Directors. Participants may contribute to the Abaxis, Inc. Common Stock Fund (the Stock Fund), which is held in the unitized managed account referenced above, and may transfer funds from the Stock Fund to other Plan investment options available by the Plan. Participants may contribute salary deferrals to the Stock Fund without limitation; however, once a participant’s investment in the Stock Fund exceeds 20% of the participant’s total portfolio, transfers to the Stock Fund via exchange from other investments will be prohibited.
The aggregate investment in the Company’s common stock at December 31, 2009 and 2008 was as follows:

	Equivalent
	Shares	Fair Value*

2009	46,488	$1,187,768
2008	50,290	$803,131

*	Common stock portion of unitized managed account. Total fair value of the unitized managed account as of December 31, 2009 and 2008 were $1,226,154 and $829,618, respectively.

Abaxis 401(K) Plan
Notes to Financial Statements

3.	Investments
The following presents the fair values of assets held for investment purposes and those individual investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008:

	2009	2008

Investments:
Abaxis Stock Portfolio (unitized managed account)	$1,226,154	$829,618
American Funds EuroPacific Growth	682,878	475,042
American Funds the Growth Fund of America	577,031	438,517
Columbia Mid Cap Growth*	442,504	330,848
Davis New York Venture	655,239	555,165
Dodge & Cox International Stock	504,022	337,428
Fidelity Spartan 500 Index	753,455	632,624
Metlife Stable Value	1,157,147	871,017
Pimco Total Return	852,538	797,678
Other funds less than 5% of net assets available for benefits	2,660,729	1,055,871

Total investments	9,511,697	6,323,808
Participant loans	130,790	69,648

Total assets held for investment purposes	$9,642,487	$6,393,456

*	Less than five percent of the Plan’s net assets available for benefits at December 31, 2009.
The Plan’s investments, including gains and losses on investments bought and sold during the year, appreciated in value as follows:

2009

Mutual funds	$1,515,229
Unitized managed account	487,596
Common/collective trust funds	32,015

Net increase in fair value of investments	$2,034,840

Abaxis 401(K) Plan
Notes to Financial Statements

4.	Plan Termination
Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their account.
5.	Subsequent events
In accordance with accounting standards affecting disclosures of subsequent events, the Plan evaluated subsequent events for recognition and disclosure through the date which these financial statements were issued. The Plan Administrative Committee concluded that no material subsequent event has occurred since December 31, 2009 that requires recognition or disclosure in the financial statements.

Supplemental Schedule

Abaxis 401(K) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
(Plan Number 001 EIN 77-0213001)
December 31, 2009

		(c)
	(b)	Description of investment, including maturity
	Identity of issuer, borrower, lessor	date, rate of interest, collateral, par, or	(e)
(a)	or similar party	maturity value	Fair Value
*	Abaxis Stock Portfolio	Unitized Managed Account	$1,226,154
	Metlife Stable Value	Stable Value Fund	1,157,147
*	Participant Loans	Interest rates ranging from 5.25% to 10.25% with maturities ranging from 2010 to 2014	130,790
*	TD Bank USA Money Market	Money Market	45,354
	Allianz NFJ Small-Cap Value	Mutual Fund	35,875
	American Funds EuroPacific Growth	Mutual Fund	682,878
	American Funds Smallcap World	Mutual Fund	73,104
	American Funds the Growth Fund of America	Mutual Fund	577,031
	Columbia Mid Cap Growth	Mutual Fund	442,504
	Davis New York Venture	Mutual Fund	655,239
	Dodge & Cox International Stock	Mutual Fund	504,022
	Dodge & Cox Stock	Mutual Fund	179,163
	Fidelity Spartan 500 Index	Mutual Fund	753,455
	Fidelity Spartan Extended Market	Mutual Fund	51,014
	Goldman Sachs Mid Cap Value	Mutual Fund	357,091
	Hartford Small Company	Mutual Fund	3,385
	Pimco Total Return	Mutual Fund	852,538
	Royce Low-Priced Stock Fund	Mutual Fund	190,823
	Vanguard Bond Index-Total Bond Market	Mutual Fund	57,517
	Vanguard Intermediate-Term U.S. Treasury	Mutual Fund	72,793
	Vanguard Target Retirement Income	Mutual Fund	15,410
	Vanguard Target Retirement 2005	Mutual Fund	577
	Vanguard Target Retirement 2010	Mutual Fund	159,614
	Vanguard Target Retirement 2015	Mutual Fund	222,000
	Vanguard Target Retirement 2020	Mutual Fund	170,831
	Vanguard Target Retirement 2025	Mutual Fund	135,677
	Vanguard Target Retirement 2030	Mutual Fund	310,994
	Vanguard Target Retirement 2035	Mutual Fund	291,218
	Vanguard Target Retirement 2040	Mutual Fund	152,789
	Vanguard Target Retirement 2045	Mutual Fund	104,684
	Vanguard Target Retirement 2050	Mutual Fund	30,816

	Total investments		$9,642,487

*	Party-in-interest
All investments are participant directed; therefore, cost information has not been presented.

Signatures
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Abaxis 401(k) Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Abaxis 401(K) Plan
Date: June 18, 2010	By:	/s/ Alberto Santa Ines
Alberto Santa Ines
Member of Abaxis 401(k) Plan Administrative Committee, as Plan Administrator

	By:	/s/ Thana Bao
Thana Bao
Member of Abaxis 401(k) Plan Administrative Committee, as Plan Administrator

Exhibit Index

Exhibit No.	Description

Exhibit 23.1	CONSENT OF BURR PILGER MAYER, INC., INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM